Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

ChinaCache International Holdings Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On June 14, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on June 13, 2022 with an audit report issued by Shanghai Perfect C.P.A. Partnership (“Perfect CPA”), a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements for the fiscal year ended December 31, 2020 and 2021 included therein. Perfect CPA is a registered public accounting firm headquartered in China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

As of December 31, 2022, Mr. Song Wang beneficially owned approximately 11.2% of the Company’s total issued and outstanding ordinary shares, Ms. Jean Xiaohong Kou owned approximately 8.0 % of the Company’s total issued and outstanding ordinary shares, Consolidated Capital Holdings Ltd. beneficially owned approximately 12.9% of the Company’s total issued and outstanding ordinary shares based on an examination of the Company’s register of members, the account information on the website of The Core Securities Company Limited, and the public filings made by the Company’s shareholders, and no other shareholder owned more than 5% of the Company’s outstanding shares as of December 31, 2022. Song Wang, Jean Xiaohong Kou and Tingqi Wang possess the power to direct the voting and disposition of the shares owned by Consolidated Capital Holdings Ltd. through Hong Song Family Trust and are deemed to have shared voting and investment power over the shares owned by Consolidated Capital Holdings Ltd. Please refer to “Item 6.E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 18, 2023 for more details.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Xuelian Chi, Zhang Qing, Huiling Ying, and none of the Company’s directors or officers or senior management are representatives of any government entity in the People’s Republic of China. The Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date: September 21, 2023

By:	/s/ Huiling Ying
Name:	Ms. Huiling Ying
Title:	Chief Executive Officer